FORM 51-102F3
MATERIAL CHANGE REPORT

1.             Name and Address of Company

Birch Mountain Resources Ltd. (the "Corporation")
Suite 300 250 - 6th Avenue S.W.
Calgary, Alberta T2P 3H7

2.             Date of Material Change

August 28, 2006.

3.             News Release

A news release was issued by the Corporation on August 28, 2006 through the facilities of Canada NewsWire.

4.             Summary of Material Change

The Corporation reports sales results for limestone from its oil sands area leases.

5.             Full Description of Material Change

Please refer to the news release of the Corporation dated August 28, 2006 which is attached to this report as Schedule "A".

6.             Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.              Omitted Information

No information has been omitted.

8.             Executive Officer:

The name and business number of the executive officer of the Corporation who is knowledgeable about the contents of this Material Change and this report is:

Douglas Rowe
President and Chief Executive Officer
(403) 262-1838

9.              Date of Report

August 28, 2006.

SCHEDULE "A"

NEWS RELEASE

BIRCH MOUNTAIN ANNOUNCES AGGREGATE SALES

CALGARY, August 28, 2006—Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD:TSXV and AMEX) is pleased to provide sales results for limestone from its oil sands area leases. Since mid year, Birch Mountain has sold over 360,000 tonnes of aggregate from the Muskeg Valley Quarry. Birch Mountain believes that it is on track to achieve a 2006 sales target of approximately 2.5 million tonnes. Limestone sales to date have included concrete aggregate, top grade, base grade and sub grade materials. The Company is quoting on numerous aggregate projects for delivery of product in both 2006 and 2007.

Our aggregate materials are being used for road building projects within oil sands properties and to widen and upgrade part of an existing unpaved road providing high visibility for Birch limestone products. "Users are very pleased with the performance of our limestone products", says Russ Gerrish, Vice President of Operations and Engineering. "Limestone aggregates readily compact to a high density because of the angular characteristics of the fractured limestone, producing a very strong road structure". The Birch site development contractor is experiencing improved tire life on the heavy haulers used in the Muskeg Valley Quarry due to limestone’s reduced rolling resistance and less abrasion. Reports from oil sands operators using limestone for in-pit haul roads report similar results.

The Company is actively marketing and pursuing sales and new opportunities now that we have sufficient inventory to support high volume sales. Our new crushing spread will allow us to rapidly supply the large fall market demand with high quality aggregates.

A new business opportunity is emerging with major oil sands producers. Oil sands producers, under agreement with Birch Mountain, may excavate shaley limestone underlying their oil sands leases, as it becomes accessible, as sub-base material in the construction of mine haul roads. This is a new low-grade limestone application that does not consume Hammerstone reserves. The shaley limestone will be used in place of other low-grade materials present on the oil sands lease, thereby increasing Birch Mountain’s market. Potential value for this application was not included in the Technical Report dated August 1, 2006 ("Technical Report").

The Company continues to receive inquiries relating to the supply of quicklime and limestone reagent products to the oil sands operators, reinforcing the conclusions contained in the Technical Report. The Company is undertaking steps to be in a position to supply materials to this market as soon as possible pending regulatory approval. By acquiring long lead-time facilities such as quicklime kilns, as previously announced, the Company expects to be in position to supply quicklime into this market in 2009. This will enable Birch Mountain to be competitive in new reagent supply opportunities and for existing supply contracts that expire after 2009.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or	Equity Communications, LLC
Hansine Ullberg, VP Finance & CFO	Steve Chizzik, Regional Vice President
Birch Mountain Resources Ltd.	Tel 908.688.9111 Fax 908.686.9111
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.